As filed with the Securities and Exchange Commission on December 8, 2004
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ALLEGHENY ENERGY, INC.
(Exact Name of Registrant as Specified in Its Charter)

Maryland (State or other jurisdiction of incorporation or organization)	13-5531602 (I.R.S. Employer Identification No.)

800 Cabin Hill Drive
Greensburg, Pennsylvania
Telephone: (724) 837-3000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David B. Hertzog
800 Cabin Hill Drive
Greensburg, Pennsylvania
Telephone: (724) 837-3000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

copy to:
Phyllis G. Korff, Esq.
Stacy J. Kanter, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
(212) 735-3000

        Approximate Date Of Commencement of Proposed Sale To The Public: As soon as practicable after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price per Unit(3)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $1.25 par value per share	10,249,999 shares	$19.275	$197,568,731	$25,032

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended (the "Securities Act"), this Registration Statement also covers such additional shares as may hereafter be offered or issued to prevent dilution resulting from stock splits, stock dividends, recapitalizations or certain other capital adjustments. All of the shares registered hereby are registered for the accounts of the selling stockholders. The selling stockholders may sell any or all of the shares, subject to federal and state securities laws, but are under no obligation to do so.
(2)	Represents (a) 10,000,000 shares issued in a private placement in October 2004 and (b) 249,999 shares of common stock issuable upon the exercise of warrants attached to our 11 7/8% Notes due 2008.
(3)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices of the Registrant's common stock as reported on the New York Stock Exchange on December 3, 2004.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 8, 2004

PROSPECTUS

ALLEGHENY ENERGY, INC.

10,249,999 Shares of Common Stock

        This prospectus relates to 10,249,999 shares of common stock, $1.25 par value per share, of Allegheny Energy, Inc., a Maryland corporation, which may be offered from time to time by the selling stockholders named herein. The holders of 10,000,000 of the shares of common stock covered by this prospectus acquired those shares directly from us in a private placement on October 5, 2004. The remaining 249,999 shares of common stock covered by this prospectus are issuable upon the exercise of the warrants attached to certain of our outstanding 11 7/8% Notes due 2008. The shares of common stock covered by this prospectus may be sold at fixed prices or prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders. We will bear all costs, fees and expenses incurred in connection with the registration of all shares registered hereby. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” beginning on page 18.

        Our common stock is listed for trading on the New York Stock Exchange (the “NYSE”), the Pacific Stock Exchange and the Chicago Stock Exchange under the symbol “AYE.” On December 3, 2004, the last reported sale price of our common stock on the NYSE was $19.23 per share.

        Investing in our common stock involves substantial risks. See the section entitled “Risk Factors” beginning on page 8.

_________________

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

_________________

The date of this prospectus is _________, 2005

TABLE OF CONTENTS

PAGE
ABOUT THIS PROSPECTUS
FORWARD-LOOKING STATEMENTS
ALLEGHENY ENERGY, INC.
RISK FACTORS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INCORPORATION OF DOCUMENTS BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION	3 4 6 8 17 18 20 20 20 21

        You should rely only on the information contained or incorporated or deemed to be incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. The information contained in this prospectus speaks only as of the date of this prospectus and the information in the documents incorporated or deemed to be incorporated by reference into this prospectus speaks only as of the respective dates those documents were filed with the Securities and Exchange Commission (the “SEC”). This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement which we filed with the SEC under which the selling stockholders may offer from time to time up to an aggregate of 10,249,999 shares of our common stock in one or more offerings. If required, each time a selling stockholder offers common stock, in addition to this prospectus, we will provide you with a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in a prospectus supplement. You should read this prospectus and any prospectus supplement as well as additional information described under “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

        References in this prospectus to “Allegheny,” “we,” “us” or “our” refer to Allegheny Energy, Inc. and its consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

        In addition to historical information, this prospectus and the documents incorporated by reference herein contain a number of forward-looking statements. Words such as “anticipate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. These statements may include, among others, statements with respect to:

•	regulation and the status of retail generation service supply competition in states served by the Distribution Companies (as defined herein);
•	the closing of various agreements;
•	results of litigation;
•	financing plans;
•	demand for energy and the cost and availability of inputs;
•	capacity purchase commitments;
•	power supply contracts;
•	results of operations;
•	capital expenditures;
•	status and condition of plants and equipment;
•	regulatory matters;
•	internal controls and procedures; and
•	accounting issues.

        Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Actual results have varied materially and unpredictably from past expectations.

        Factors that could cause actual results to differ materially from expectations include, among others, the following:

•	complications or other factors that render it difficult or impossible to obtain necessary lender consents or regulatory authorizations on a timely basis;
•	general economic and business conditions;
•	changes in access to capital markets;
•	the continuing effects of global instability, terrorism and war;
•	changes in industry capacity, development and other activities by our competitors;
•	changes in the weather and other natural phenomena;
•	changes in technology;
•	changes in the price of power and fuel for electric generation;
•	the results of regulatory proceedings, including proceedings related to rates;

•	changes in the underlying inputs, including market conditions and assumptions used to estimate the fair values of commodity contracts;
•	changes in laws and regulations applicable to us, our markets or our activities;
•	environmental regulations;
•	the loss of any significant customers and/or suppliers; and
•	the effects of accounting policies issued periodically by accounting standard-setting bodies.

ALLEGHENY ENERGY, INC.

        We are the parent holding company of an integrated energy business. Through our seven principal operating subsidiaries, we own and operate electric generating facilities and deliver electric and natural gas service to approximately four million people throughout Maryland, Ohio, Pennsylvania, Virginia and West Virginia. Our business consists of two segments: (i) generation and marketing and (ii) delivery and services.

        Our generation and marketing segment develops, owns, operates and manages regulated and unregulated electric generating capacity. This segment comprises the majority of our power generation operations. We conduct the operations of this segment principally through three of our subsidiaries: Allegheny Energy Supply Company, LLC (“AE Supply”), Monongahela Power Company (“Monongahela”) and Allegheny Generating Company (“AGC”). AE Supply is an unregulated energy company that purchases and sells energy and energy-related commodities through its wholesale marketing, fuel procurement and asset optimization activities. Monongahela owns generating capacity in West Virginia and Pennsylvania, and its West Virginia jurisdictional generating assets are included in this segment. AE Supply and Monongahela co-own AGC, whose sole asset is a 40% undivided interest in a pumped-storage hydroelectric station in Bath County, Virginia.

        Our delivery and services segment is comprised of our regulated electric and natural gas transmission and delivery (“T&D”) operations, as well as other operations that are unrelated to power generation and T&D. The principal subsidiaries operating in this segment are Monongahela, The Potomac Edison Company (“Potomac Edison”) and West Penn Power Company (“West Penn,” and, together with Monongahela and Potomac Edison, the “Distribution Companies”). Each of the Distribution Companies is a regulated electric public utility company doing business under the Allegheny Power trade name. In addition, our delivery and services segment includes Allegheny Ventures, Inc., which engages in activities such as telecommunications and unregulated energy-related projects. With the exception of Monongahela’s West Virginia jurisdictional generating assets (which are included in the generation and marketing segment), the Distribution Companies do not produce their own power. The Distribution Companies primarily service rural and suburban areas.

        The rates we and our subsidiaries charge our retail customers are subject to state regulation and approval in the states in which we operate. We are a registered holding company under the Public Utility Holding Company Act of 1935 (“PUHCA”).

Recent Developments

        In early December 2004, Pennsylvania adopted Renewable Portfolio Standard legislation. The new legislation requires that, by 2020, 18% of the energy used in Pennsylvania be derived from renewable and alternative sources. The new legislation includes a five-year exemption from this requirement for companies, such as the Distribution Companies, that are operating within a transition period under the current regulations governing the transition to market competition in Pennsylvania. The full requirement will apply to those companies when the applicable transition periods end. The legislation also includes a provision that will allow the Pennsylvania Public Utility Commission to modify or eliminate these obligations if alternative energy sources are not reasonably available. See the section entitled “Risk Factors – Risks Relating to Regulation” elsewhere in this prospectus.

        In November 2003, the Federal Energy Regulatory Commission (“FERC”) issued a series of orders related to transmission rate design for the PJM Interconnection, LLC (“PJM”) and Midwest Independent Transmission System Operator (“Midwest”) regions. Specifically, FERC found that the payment of multiple and additive (i.e., “pancaked”) rates for movement of power between PJM and the Midwest regions is not just and reasonable. FERC ordered the elimination of pancaked rates and the implementation of a transitional rate design for a two-year period and ordered the parties to develop a long-term rate design solution. In a settlement approved by FERC in March 2004, the parties agreed to continue pancaked rates through December 1, 2004, to forego a transitional rate design and file to implement a long-term rate design solution to be effective on December 1, 2004. Following a series of stakeholder meetings, we filed a long-term regional rate proposal on October 1, 2004 in conjunction with several other transmission owners, in compliance with the settlement. Another group of transmission owners and stakeholders filed a competing proposal. In a November 18, 2004 order, FERC found neither of the proposals to be acceptable as filed and ordered, effective December 1, 2004, the continuation of the existing rate design in the PJM and Midwest regions and the implementation of a transition charge through March 31, 2006 in both regions. Allegheny estimates that the transition charges assessed and the revenues received from the transition charges will not result in additional costs to the Distribution Companies. However, these net transition charges will be subject to FERC-authorized adjustments for the twelve-month period ending March 31, 2006. Allegheny estimates that these adjustments, if ultimately accepted by FERC, will result in net transition charges to the Distribution Companies of approximately $11.5 million for the twelve-month period ending March 31, 2006. See the section entitled “Risk Factors – Risks Relating to Regulation” elsewhere in this prospectus.

        AE Supply and Enron Power Marketing, Inc. (“EPMI”) have been involved in an adversary proceeding in the U.S. Bankruptcy Court for the Southern District of New York, which EPMI filed May 9, 2003. The complaint alleges that AE Supply owes EPMI: (1) $27,646,725 for accounts receivable due and owing for energy delivered prior to the commencement of EPMI’s bankruptcy case and (2) $8,250,000 in cash collateral previously posted to AE Supply, less any amounts owed to AE Supply as a result of EPMI’s default under a master trading agreement between the parties and certain transactions arising thereunder. EPMI also seeks certain declaratory relief, including a declaration that the arbitration provision found in the master trading agreement is unenforceable. Following mediation, a settlement was reached resolving all outstanding issues to the satisfaction of both parties and a settlement agreement was executed and filed with the Bankruptcy Court for its approval. The Bankruptcy Court approved the settlement on December 2, 2004. After the Bankruptcy Court’s approval is final, the complaint will be withdrawn.

        On December 8, 2004, the Public Utilities Commission of Ohio denied Monongahela’s June 18, 2004 application for rate relief with respect to certain large industrial and commercial customers and street lighting customers. Monongahela intends to challenge this ruling. If this challenge is not successful, however, Monongahela’s current rates for these customer classes are fixed through December 31, 2005.

* * *

        We were incorporated in Maryland in 1925. Our principal executive offices are located at 800 Cabin Hill Drive, Greensburg, Pennsylvania 15601, and our telephone number at that address is (724) 837-3000.

RISK FACTORS

        An investment in our common stock involves a number of risks. You should carefully consider the following information about these risks, together with the other information contained or incorporated by reference in this prospectus, before investing in our common stock. Any of the risks described below could result in a significant or material adverse effect on our results of operations or financial condition and a corresponding decline in the market price of our common stock.

Risks Relating to Regulation

We are subject to substantial governmental regulation. Compliance with current and future regulatory requirements and procurement of necessary approvals, permits and certificates may result in substantial costs to us.

        We are subject to substantial regulation from federal, state and local regulatory agencies. We are required to comply with numerous laws and regulations and to obtain numerous authorizations, permits, approvals and certificates from the governmental agencies that regulate various aspects of our business, including customer rates, service regulations, retail service territories, sales of securities, asset acquisitions and sales and accounting policies and practices. We are unable to predict the impact of future regulatory activities on our business or operating results.

        We are also subject to regulation by the SEC under PUHCA. The rules and regulations promulgated under PUHCA impose a number of restrictions on the operations of registered utility holding companies and their subsidiaries. These restrictions include a requirement that, subject to a number of exceptions, the SEC approve in advance securities issuances, acquisitions and dispositions of utility assets or of securities of utility companies and acquisitions by utility companies of other businesses. PUHCA requires that transactions between affiliated companies in a registered holding company system be performed at cost, with limited exceptions, such as intercompany power sales contracts.

        We cannot predict the impact of any future revision or changes in interpretations of existing regulations or the adoption of new laws and regulations applicable to us. Changes in regulation or the imposition of additional regulations could influence our operating environment and may result in substantial costs to us.

Our costs to comply with environmental laws are significant, and the cost of compliance with present and future environmental laws could adversely affect our cash flow and profitability.

        Our operations are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources and site remediation. Compliance with these laws and regulations may require us to expend significant financial resources to, among other things, meet air emissions standards, conduct site remediation, perform environmental monitoring, purchase emissions credits or allowances and modulate operations of our generating facilities in order to reduce emissions. If we fail to comply with applicable environmental laws and regulations, even if we are unable to do so due to factors beyond our control, we may be subject to civil or criminal penalties and liabilities and may be required to spend significant sums to come into compliance.

        Alleged violations of environmental laws and regulations may require us to expend significant resources defending ourselves against such claims. On May 20, 2004, we received a Notice of Intent to Sue from the Attorneys General of the States of Connecticut, New Jersey and New York and the Pennsylvania Department of Environmental Protection (the “PA DEP”) alleging that we made major modifications to some of our generating facilities in West Virginia and Pennsylvania in violation of the Prevention of Significant Deterioration provisions of the Clean Air Act. On September 8, 2004, we received a separate Notice of Intent to Sue from the Maryland Attorney General that essentially mirrored the previous Notice. We are in active discussions with the various parties, including the EPA, to resolve the issues raised by the Notices. However, if these issues are not resolved, the EPA, the Attorneys General and the relevant state authorities may commence litigation. On October 5, 2004, we received a Notice of Intent to Sue from Citizens for Pennsylvania’s Future (“Penn Future”) alleging opacity and particulate matter emissions in excess of permit limits at our Hatfield’s Ferry facility. We have addressed Penn Future’s allegations with the PA DEP and are in active negotiations with Penn Future; however, Penn Future may initiate litigation against us.

        In addition, we incur costs to obtain and comply with a variety of environmental permits, licenses, inspections and other approvals. If there is a delay in obtaining any required environmental regulatory approval or if we fail to obtain, maintain or comply with any such approval, operations at affected facilities could be halted or subjected to additional costs.

        New environmental laws and regulations, including Pennsylvania’s new Renewable Portfolio Standard legislation, or new interpretations of existing laws and regulations, could impose more stringent limitations on our operations or require us to incur significant additional costs. Our current compliance strategy may not successfully address the relevant standards and interpretations of the future.

Shifting federal and state regulatory policies impose risks on our operating and capital operations.

        Our operations are subject to regulatory policies that are evolving as a result of various legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the energy industry, including deregulation of the production and sale of electricity and the restructuring of transmission regulation. State or federal regulators may also take additional regulatory action as a result of the power outages that affected the Northeast and Midwest United States and Canada in August 2003. Any new requirements arising from these actions could lead to increased operating expenses and capital expenditures, the amount of which cannot be predicted at this time.

        The continuation of retail rate caps beyond the original scheduled end of transition periods could have adverse consequences for us. In the absence of a long-term power supply contract with a power generator, the Distribution Companies must purchase their power requirements at negotiated or market prices, whether from AE Supply or an alternative supplier. If retail rates are capped below the prices at which the Distribution Companies can obtain power, the power will be sold at a loss. Legislators, regulators and consumer and other groups have sought to extend retail rate-regulation in the states in which the Distribution Companies do business through a variety of mechanisms, including through the extension of the current rate cap regimes. We cannot predict to what extent these efforts will be successful.

        Delays, discontinuations or reversals of electricity market restructurings in the markets in which we operate, or may operate in the future, could have a material adverse effect on our results of operations and financial condition. At a minimum, these types of actions raise uncertainty concerning the continued development of competitive power markets. Given our multi-state operations and asset base, re-regulation of restructured obligations could prove intricate and time-consuming and could lead to complications within our capital structure.

        In addition, as a result of FERC’s efforts to implement a long-term rate design for the Midwest and Mid-Atlantic regions, the Distribution Companies may not fully recover their transmission costs and may have costs shifted to them from other transmission owners. Furthermore, we are obligated to file a transmission rate case by January 31, 2005. Due to capped rates and the timing of state rate cases, the Distribution Companies may not be able to pass through increased transmission costs to our retail customers for some period of time.

Risks Related to our Substantial Indebtedness

Covenants contained in our principal financing agreements restrict our operating, financing and investing activities.

        Our principal financing agreements, and those of our subsidiaries, contain restrictive covenants that limit our ability to, among other things:

•	borrow funds;
•	incur liens and guarantee indebtedness;
•	enter into a merger or other change of control transaction;
•	make investments;
•	prepay indebtedness;
•	amend contracts; and
•	pay dividends and other distributions on our equity securities.

        These agreements limit our ability to make strategic decisions, including our ability to access capital markets or sell assets without using the proceeds to reduce debt. In addition, we are required to meet certain financial tests under some of our loan agreements, including an interest coverage ratio and a leverage ratio. Our failure to comply with the covenants contained in our financing agreements could result in an event of default which could materially and adversely affect our financial condition.

Our substantial indebtedness could adversely affect our ability, and the ability of our subsidiaries, to operate successfully and meet contractual obligations.

        We are substantially leveraged. One of our principal challenges is to manage our indebtedness while continuing the long-term process of reducing the amount of our debt. At September 30, 2004, we had approximately $5.3 billion of debt on a consolidated basis. Approximately $708 million of that amount represented our obligations, $3.1 billion represented indebtedness of AE Supply and AGC and the remainder constituted indebtedness of one or more of the Distribution Companies.

        Our substantial indebtedness could have important consequences to us. For example, it could:

•	make it more difficult for us to satisfy our obligations under the agreements governing our indebtedness;
•	increase our vulnerability to general adverse economic, regulatory and industry conditions;
•
require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
•	limit our flexibility in planning for, or reacting to, changes in our business, regulatory environment and the industry in which we operate;
•	place us at a competitive disadvantage compared to our competitors that have less debt; and
•	limit our ability to borrow additional funds.

We may be unable to engage in desired financing transactions.

        We will have substantial debt service obligations for the foreseeable future and may need to engage in refinancing and capital-raising transactions in order to pay interest and retire principal. We may also undertake other types of financing transactions in order to meet our other financial needs and increase our equity ratios. We may be unable to successfully complete financing transactions due to a number of factors, including:

•	our equity ratios, which are below the minimum levels required under PUHCA financing authorizations;
•	our credit ratings, most of which are currently below investment grade;
•	our overall financial condition and results of our operations; and
•	the volatility in the capital market due to geopolitical and economic factors.

        We currently anticipate that, in order to pay the principal of our outstanding debt, we may be required to undertake one or more financing alternatives, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that we could complete any of these types of financing transaction on terms satisfactory to us or at all, that any financing transaction would enable us to pay the interest or principal on our debt or meet our other financial needs or that any of these alternatives would be permitted under the terms of the agreements governing our outstanding debt.

Our credit ratings and trading market liquidity may make it difficult for us to hedge our physical power supply commitments and resource requirements.

        Our current credit ratings, together with a lack of market liquidity, particularly in long-term electricity and natural gas markets, has rendered it difficult for us to retire unnecessary energy market positions entered into in connection with our prior business model. Market liquidity has significantly declined over the past two years. Absent a return to more liquid levels combined with an improvement in our credit ratings, it may not be possible for us to retire unnecessary positions.

        Our credit position has also made it difficult for us to hedge our power supply obligations and fuel requirements. In the absence of effective hedges for these purposes, we must satisfy power and fuel shortfalls in the spot markets, which are volatile and can be more costly than expected.

        Our risk management, wholesale marketing, fuel procurement and energy trading activities, including our decisions to enter into power sales or purchase agreements, rely on models that depend on judgments and assumptions regarding factors such as the future market prices and demand for electricity and other energy-related commodities. Even when our policies and procedures are followed and decisions are made based on these models, there may, nevertheless, be an adverse effect on our financial position and results of operations, if the judgments and assumptions underlying those models prove to be inaccurate.

Risks Relating to our Operations

Our facilities are subject to unplanned outages and significant maintenance requirements.

        The operation of power generation facilities involves many risks, including the risk of breakdown or failure of equipment, fuel interruption and performance below expected levels of output, performance or efficiency. If our facilities, or the facilities of other parties upon which we depend, operate below expectations, we may lose revenues, have increased expenses or fail to receive the amount of power for which we have contracted.

        Many of our facilities were originally constructed many years ago. Older equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to operate at peak efficiency or availability and is likely to require periodic upgrades and improvement. If we underestimate required maintenance expenditures, or are unable to meet required capital expenditure levels due to liquidity constraints, we risk incurring unplanned outages more frequently, higher than anticipated maintenance expenditures, increased operation at higher cost of some of our less efficient generating facilities and the need to purchase power from third parties to meet our supply obligations.

Our operating results are subject to seasonal and weather fluctuations.

        Electrical power generation is generally a seasonal business, and weather patterns can have a material impact on our operating performance. Demand for electricity peaks during the summer and winter months, and market prices also peak during these times in our markets. During periods of peak demand, the capacity of our generating facilities may be inadequate, which could require us to purchase power at a time when the market price for power is very high. Accordingly, our annual results and liquidity position may depend disproportionately on our performance during the winter and summer.

Our revenues and results of operations are subject to other risks beyond our control, including, but not limited to, accidents, storms, natural catastrophes and terrorism.

        Much of the value of our business consists of our portfolio of power generation and T&D assets. Our ability to conduct our operations depends on the integrity of these assets. The cost of repairing damage to our facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events may exceed reserves established for such repairs, which may adversely impact our results of operations and financial condition. Although we have taken, and will continue to take, reasonable precautions to safeguard these assets, we cannot assure you that our facilities will not face damage or disruptions beyond our reserves. In addition, in the current geopolitical climate, enhanced concern regarding the risks of terrorism throughout the economy may impact our operations in unpredictable ways. Insurance coverage may not cover risks of this nature adequately or at all.

The terms of AE Supply’s power sale agreements with the Distribution Companies could require AE Supply to sell power below its costs or prevailing market prices or require the Distribution Companies to purchase power at a price above which they can sell power.

        In connection with regulations governing the transition to market competition, the Distribution Companies are required to provide electricity at capped rates to retail customers who do not choose an alternate electricity generation supplier or who return to utility service from alternate suppliers. The Distribution Companies satisfy these obligations by purchasing power from AE Supply under long-term agreements. Those agreements provide for the supply of a significant portion of the Distribution Companies’ energy needs at the mandated capped rates and for the supply of a specified remaining portion at rates based on market prices. The amount of supply priced at market rates increases over each contract term. The majority of AE Supply’s normal operating capacity is dedicated to these contracts with the Distribution Companies.

        These power supply agreements present risks for both AE Supply and the Distribution Companies. At times, AE Supply may not be able to earn as much as it otherwise could by selling power priced at capped rates to the Distribution Companies instead of into competitive wholesale markets. In addition, AE Supply’s obligations under these power supply agreements could exceed its available generation capacity, which may require AE Supply to buy power at prices that are higher than the sale prices in the power supply agreements. Changes in customer switching behavior could also alter our obligations under these agreements. Conversely, the Distribution Companies’ capped rates may be below current wholesale market prices through the applicable transition periods. As a consequence, the Distribution Companies may at times pay AE Supply more for power than they can charge retail customers and may be unable to pass the excess costs on to their retail customers.

The supply and price of coal may impact our financial results.

        We are dependent on coal for much of our electric generating capacity. Fluctuations in the price of coal and other fuel supply disruptions could have a negative impact on our ability to profitably generate electricity.

        We have coal supply contracts in place that partially mitigate our exposure to negative fluctuations in coal prices. We cannot assure you, however, that the counterparties to these agreements will fulfill their obligations to supply coal to us. Our suppliers under these agreements may experience financial or technical problems which inhibit their ability to fulfill their obligations to us. In addition, the suppliers under these agreements may not be required to supply coal to us under certain circumstances, such as in the event of a natural disaster. If we are unable to obtain our coal requirements under these contracts, we may be required to purchase our coal requirements at higher prices, which could have a material adverse effect on our financial condition, cash flow and results of operations.

We are currently involved in significant litigation that, if decided adversely to us, could materially adversely affect our results of operations, cash flows and financial condition.

        We are currently involved in a number of lawsuits, including lawsuits relating to breach of contract and our involvement in the energy trading business. We intend to vigorously defend against these claims, but the results of these lawsuits cannot be determined. Adverse outcomes for us in these lawsuits could require significant expenditures by us and could have a material adverse effect on our financial condition, cash flows and results of operations.

Our subsidiaries are and may become subject to legal claims arising from the presence of asbestos or other regulated substances at certain of our facilities.

        The Distribution Companies have been named as defendants in pending asbestos litigation involving multiple plaintiffs and multiple defendants. In addition, asbestos and other regulated substances are, and may continue to be, present at Allegheny-owned facilities where suitable alternative materials are not available. We believe that any remaining asbestos at any given Allegheny-owned facility is contained. The continued presence of asbestos and other regulated substances at Allegheny-owned facilities, however, could result in additional actions being brought against us.

Changes in technology may adversely affect our business by making our generation facilities less competitive or by decreasing the demand for our T&D services.

        Research and development activities are ongoing to improve alternative technologies to produce electricity, including fuel cells, microturbines and photovoltaic (solar) cells. It is possible that advances in these or other alternative technologies will reduce the costs of electricity production for these technologies, thereby making our generating facilities less competitive. In addition, increased conservation efforts and advances in technology could reduce demand for electricity supply and distribution, which could adversely affect our T&D business. Changes in technology could also alter the channels through which retail electric customers buy power, which could adversely affect our T&D business.

We may be unable to take advantage of important financial incentives offered by regulators.

        Regulatory agencies sometimes provide utilities with financial incentives to engage in favored activities and transactions. For example, FERC has issued a policy statement to provide financial incentives to utilities for the construction of new transmission facilities or to transfer control over their transmission systems to independent entities such as RTOs. Although we believe that our decision to transfer control of our transmission systems to PJM makes us eligible for the financial incentives adopted by FERC, we cannot predict whether we will actually receive these incentives or other incentives that may become available. Moreover, if we do receive such incentives, they may not be fully recoverable due to other regulatory restrictions, such as retail rate freezes, or other factors.

We may be required to make significant contributions to satisfy underfunded pension liabilities.

        Our underfunded pension liabilities have increased in recent periods due to declining interest rates and financial market performance, and because of implementation of early retirement initiatives to reduce headcount. During the nine months ended September 30, 2004, we made voluntary contributions of $27.6 million to our pension plans, including $0.2 million to the Supplemental Executive Retirement Plan (“SERP”). As of September 30, 2004, Allegheny anticipates contributing an additional $0.1 million to the SERP in 2004, for a total contribution to pension plans during 2004 of $27.7 million. Minimum required funding contributions are anticipated to increase beyond 2004. However, these anticipated mandatory contributions will change in the future if our assumptions regarding prevailing interest rates change or if actual investments underperform or out-perform expectations.

Energy companies are subject to adverse publicity, which may render us vulnerable to negative regulatory and litigation outcomes.

        The energy sector has been the subject of recent highly publicized allegations of misconduct. Adverse publicity of this nature may render legislatures, regulatory authorities and tribunals less likely to view energy companies, such as Allegheny, favorably and may cause us to be susceptible to adverse outcomes with respect to decisions by such bodies. Power outages, such as those that affected the Northeast and Midwest United States and Canada in August 2003, could exacerbate negative sentiment regarding the energy industry.

We are dependent on our ability to successfully access capital markets. An inability to access capital may adversely affect our business.

        We rely on access to the capital markets as a source of liquidity and to satisfy any of our capital requirements that are not satisfied by the cash flow from our operations. Capital market disruptions, or a downgrade in our credit ratings, could increase the cost of borrowing or could adversely affect our ability to access one or more financial markets. Disruptions to the capital markets could include, but are not limited to:

•	a recession or an economic slowdown;
•	the bankruptcy of one or more energy companies;
•	significant increases in the prices for oil or other fuel;
•	a terrorist attack or threatened attacks; or
•	a significant transmission failure.

Risks Relating to our Internal Controls and Procedures and Operational Enhancements

Our internal controls and procedures have been substantially deficient, and we continue to expend significant resources to correct these weaknesses.

        In August 2002, our independent auditor, PricewaterhouseCoopers LLP (“PwC”), advised us that it considered our and our subsidiaries’ internal controls to have material weaknesses. The term “material weakness” refers to an organization’s internal control deficiency in which the design or operation of a component of internal control does not reduce to a relatively low level the risk that a material misstatement may be contained in the organization’s financial statements. These material weaknesses and related accounting errors led to delays in the production of our and our subsidiaries’ financial statements for certain periods in 2002 and 2003. These delays in turn led to delays in the filing of our and our subsidiary filers’ 2002 annual report and certain quarterly reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and under agreements governing our indebtedness, which resulted in technical defaults under certain debt agreements. As of and since January 23, 2004, we are current in our Exchange Act reporting obligations, as is each of our subsidiary filers. In March 2004, PwC advised our Audit Committee that although management had made significant progress in addressing the specific control weaknesses previously identified, not all of these deficiencies had been remedied and certain internal control weaknesses remained. We have implemented corrective actions to mitigate risks, including the continued development and implementation of new internal control policies, processes and procedures to identify and remediate weaknesses and improve internal controls.

        If we cannot rectify these material weaknesses through remedial measures and improvements to our systems and procedures, management may encounter difficulties in timely assessing business performance and identifying strategic and oversight issues. In addition, if our efforts to improve internal controls and procedures are not successful, we could experience further reporting deficiencies and be unable to comply on a timely basis with the requirements relating to internal controls set forth in the Sarbanes-Oxley Act of 2002.

Refocusing our business subjects us to risks and uncertainties.

        Since the second half of 2002, we have been reassessing our position within the energy industry, the business environment and our relative strengths and weaknesses. As a result of this reassessment, management implemented significant changes to our subsidiaries’ operations as part of our overall strategy to function as an integrated utility company, to the extent practicable and permissible under relevant regulatory constraints. For example, we have reduced the size of our workforce and made substantial changes to senior management. Additional changes to our business are being, and will from time to time be, considered as management seeks to strengthen our financial performance. These changes may be disruptive to our established organizational culture and systems. In addition, consideration and planning of strategic changes diverts management attention from day-to-day operations. We cannot assure you that we ultimately will be successful in transitioning our business model.

As part of our refocused strategy, we may engage in sales of assets and businesses; however, market conditions and other factors may hinder this strategy.

        As part of the refocusing of our strategy, we may seek to sell assets and businesses in order to focus on our core businesses. Sale prices for energy assets and businesses have decreased and could remain weak due to prevailing conditions in the market for these assets and businesses. Asset sales under such conditions could result in the incurrence of substantial losses. Buyers may also find it difficult to obtain financing to purchase saleable assets. As part of any asset sale, we face challenges associated with valuing the assets correctly, limiting our retained liabilities, environmental or otherwise, and diverting management and other resources away from continuing operations.

        Several factors specific to us could render asset sales particularly challenging. We are subject to regulations, which can impose delays and structuring complications on asset sale transactions. Potential buyers may be reluctant to enter into agreements to purchase assets from us if they believe that required consents and approvals will result in significant delays or uncertainties in the transaction process.

We may fail to realize the benefits that we expect from our cost-savings initiatives.

        As part of our refocused strategy, we have undertaken and expect to continue to undertake cost-savings initiatives. As part of these programs, we have reduced our workforce through a voluntary early retirement option program and selected staff reductions, which collectively resulted in a charge to our earnings. As a result of our efforts, we expect to realize cost savings in the future. However, we cannot assure you that we will realize these cost savings or other benefits. Even if we realize the benefits of our cost savings initiatives, any cash savings that we achieve may be offset by environmental compliance and higher fuel, operating and maintenance costs. Also, we may erroneously reduce our workforce below the level needed to effectively manage our business and service our customers. Our failure to realize the anticipated benefits of our cost-savings initiatives could have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to our Common Stock

Our stock price may be volatile.

        In recent years, the stock market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of specific companies. Our market price may fluctuate based on a number of factors, including:

•	our operating performance and the performance of other utilities;
•	news announcements relating to us, our industry or our competitors;
•	changes in earnings estimates or recommendations by research analysts;
•	changes in general economic conditions;
•	the number of shares to be publicly traded after this offering;
•	dilution caused by the future exercise of securities convertible into shares of our common stock;
•	actions of our current stockholders; and
•	other developments affecting us, our industry or our competitors.

Future sales of common stock may affect the market price of our common stock.

        We cannot predict what effect, if any, future sales of our common stock, or the availability of common stock for future sale, will have on the market price of our common stock. Sales of substantial amounts of our common stock in the public market following any public offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common shares at a time and price which you deem appropriate.

USE OF PROCEEDS

        All of the shares of common stock offered hereby are being sold by the selling stockholders. We will not receive any proceeds from the sale of the shares by the selling stockholders.

SELLING STOCKHOLDERS

        The following table sets forth the number of shares of our common stock covered by this prospectus for each selling stockholder as of the date of this prospectus. The table also sets forth the total number of shares of our common stock held by each of the selling stockholders and the percentage of our outstanding shares of common stock that the shares beneficially owned by each selling stockholder represents as of November 30, 2004. No estimate can be given as to the amount of our common stock that each selling stockholder will own after the sale of any shares under this prospectus, because the selling stockholders may offer all, some or none of their respective shares.

		Ownership of Selling Stockholders (1)
Selling Stockholder	Number of Shares Covered by this Prospectus	Number	Percent(2)
Abrams Capital International, Ltd.	34,000	395,500	*
Abrams Capital Partners I, LP.	64,900	446,800	*
Abrams Capital Partners II, LP.	501,300	4,250,300	3.1%
Auda Classic PLC	34,240	34,240	*
Canpartners Investments IV, LLC	666,000	666,000(3)	*
CitiJL, Ltd.	5,833(4)	5,833(4)	*
Levco Alternative Fund, Ltd.	199,083(4)	199,083(4)	*
Perry Partners International, Inc.	3,224,928	3,224,928	2.3%
Perry Partners, L.P.	1,074,832	1,074,832	*
Purchase Associates, L.P.	29,500(4)	29,500(4)	*
Purchase Associates II, L.P.	15,583(4)	15,583(4)	*
Whitecrest Partners, LP.	65,800	65,800	*
ZLP Master Utility Fund, Ltd.	1,050,000	1,050,000	*
ZLP Master Fund, Ltd.	1,034,000	1,034,000	*
ZLP Master Opportunity Fund, Ltd.	2,250,000	2,250,000	1.6%

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of November 30, 2004, are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. This information has been obtained from the selling stockholders and we have not independently verified this information. None of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or, insofar as we are aware, any of our predecessors or affiliates.
(2)
Applicable percentage of ownership is based on 137,260,063 shares of common stock outstanding as of November 30, 2004, together with securities exercisable or convertible into shares of common stock within 60 days of November 30, 2004, for such stockholder.
(3)
Canyon Capital Advisors LLC ("Canyon") is a member of Canpartners Investments IV, LLC ("Canpartners"). Canyon serves as an investment advisor to the following funds that hold shares of our common stock: Canyon Balanced Equity Master Fund, Ltd.; Citi Canyon Ltd., Canyon Value Realization Fund (Cayman), Ltd.; Canyon Value Realization MAC-18, Ltd.; Sphinx Special Situations (Canyon), Segregated Portfolio; Canyon Value Realization Fund, L.P.; and Institutional Benchmark Master Fund, Ltd. These funds hold the following shares of our common stock, respectively: 180,470; 66,975; 4,032,945; 494,300; 22,475; 1,289,375; and 41,760 shares. These shares are included in the 666,000 shares listed above for Canpartners and are not covered by this prospectus.
(4)	Issuable upon the exercise of warrants attached to 11 7/8% Notes due 2008.

PLAN OF DISTRIBUTION

We are registering the shares of common stock covered by this prospectus on behalf of the selling stockholders. The term "selling stockholders" as used in this section of the prospectus shall refer to the selling stockholders, or their pledgees, donees, transferees or any of their successors in interest. All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders. Sales of shares may be effected by the selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the NYSE or any other organized market or quotation system where the shares may be traded, in the over-the-counter market, in transactions other than on the NYSE or any other organized market or quotation system where the shares may be traded or the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale or at negotiated prices. The shares may also be transferred pursuant to a gift or pledge. Such transactions may or may not involve brokers or dealers. Each of the selling stockholders has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

The selling stockholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders may enter into hedging transactions. For example, the selling stockholders may, among other things:

•	enter into transactions involving short sales of the shares by broker-dealers;
•	sell the shares themselves and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions;
•
enter into options or other transactions with broker-dealers or other financial institutions that require the delivery to such broker-dealer or other financial institution of shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction);
•	loan or pledge the shares to a broker-dealer or other person, who may sell the loaned shares or, in the event of default, sell the pledged shares; or
•	any combination of the foregoing.

        Because the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the NYSE pursuant to Rule 153 under the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

        The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon and in compliance with Rule 144 under the Securities Act.

        Upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of such selling stockholder and of the participating broker-dealer(s);
•	the number of shares involved;
•	the price at which such shares were sold;
•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;
•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
•	other facts material to the transaction.

LEGAL MATTERS

        The validity of the common stock offered by this prospectus is being passed on for us by Piper Rudnick LLP.

EXPERTS

        The financial statements and financial statement schedules incorporated in this prospectus by reference to Allegheny Energy, Inc.‘s Current Report on Form 8-K dated December 6, 2004 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF DOCUMENTS BY REFERENCE

        We incorporate by reference into this prospectus information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supercede that information. This prospectus incorporates by reference the documents set forth below, that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

        The following documents, which we have previously filed with the SEC, are incorporated by reference:

•	our Annual Report on Form 10-K for the year ended December 31, 2003;
•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2004, June 30, 2004 and September 30, 2004;
•	our Proxy Statement on Schedule 14A for the May 13, 2004 annual meeting of stockholders; and
•	our Current Reports on Form 8-K filed on May 20, 2004, June 25, 2004, September 8, 2004, September 30, 2004, October 6, 2004, October 8, 2004, November 24, 2004 and December 6, 2004.

        All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus and prior to the termination of the offering of the securities shall also be deemed to be incorporated in this prospectus by reference.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

Allegheny Energy, Inc.
Attention: Corporate Secretary
800 Cabin Hill Drive
Greensburg, Pennsylvania
(724) 837-3009

        Exhibits to the filings will not be sent, unless those exhibits have been specifically incorporated by reference in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers who file electronically with the SEC. The address of that site is http://www.sec.gov. These reports, proxy statements and other information may also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005. General information about us, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at www.alleghenyenergy.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of these filings.

        This prospectus is part of a registration statement that we have filed with the SEC relating to this offering. This prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules in accordance with the rules and regulations of the SEC. The statements this prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions and do not describe all exceptions and qualifications contained in those contracts, agreements or documents. You should read those contracts, agreements or documents for information that may be important to you. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its website.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the costs and expenses payable by the registrant in connection with the sale of the shares of common stock being registered. All amounts are estimates except the SEC registration fee.

Securities and Exchange Commission Registration Fee	$25,032
Accountants' Fees and Expenses	*
Legal Fees and Expenses	*
Printing and Engraving Fees	*
Miscellaneous Expenses	*

Total Expenses	$*

*To be completed by amendment.

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Set forth below is a description of certain provisions of the Articles of Restatement of Charter of the Company, as amended September 16, 1997 and as presently in effect (the “Charter”) and the Amended and Restated Bylaws of the Company (the “Bylaws”) and the Maryland General Corporation Law (the “MGCL”), as such provisions relate to the indemnification of the directors and officers of the Company. This description is intended only as a summary and is qualified in its entirety by reference to the Articles of Restatement of Charter and the Bylaws incorporated herein by reference, and the MGCL.

        Under Article XIII of the Charter, Article VIII of the Bylaws and Section 2-418 of the MGCL, directors and officers are entitled to indemnification by the Company against liability which they may incur in their respective capacities as directors and officers under certain circumstances. Section 2-418 of the MGCL provides that a Maryland corporation may indemnify any director, officer or employee of the corporation and any person who, while a director, officer or employee of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, made a party to any proceeding by reason of service in that capacity unless it is established that the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or the director actually received an improper personal benefit in money, property or services; or, in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director, officer or employee in connection with the proceeding, but if the proceeding was one by, or in the right of, the corporation, indemnification may not be made in respect of any proceeding in which the director, officer or employee shall have been adjudged to be liable to the corporation. Such indemnification may not be made unless authorized for a specific proceeding after a determination has been made, in the manner prescribed by the law, that indemnification is permissible in the circumstances because the director, officer or employee has met the applicable standard of conduct. On the other hand, the director, officer or employee must be indemnified for expenses if he or she has been successful in the defense of the proceeding or as otherwise ordered by a court. The law also prescribes the circumstances under which the corporation may advance expenses to, or obtain insurance or similar cover for, directors, officers or employees.

        Article VIII of the Company’s Bylaws provides that the Company shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Company and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director or officer of the Company and at the request of the Company, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity. The Company may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for reasonable expenses to a person who served a predecessor of the Company in any of the capacities described in (a) or (b) above and to any employee (other than a director or officer) or agent of the Company or a predecessor of the Company.

        Directors and Officers’ Liability Insurance is carried in an amount of $90 million with a $2.5 million corporate retention.

ITEM 16.	EXHIBITS

        The following is a list of all exhibits filed as part of this Registration Statement, including those incorporated by reference:

Exhibit Number	Description of Document
4.1	Charter of the Company, as amended September 16, 1997 (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, filed on March 23, 1998).
4.2	Articles Supplementary, dated July 15, 1999 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on July 20, 1999).
4.3	Articles of Amendment, dated March 18, 2003 (incorporated by reference to Exhibit 3.1(c) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, filed on September 25, 2003).
4.4
Articles Supplementary, dated July 19, 2004 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, filed on August 5, 2004).
4.5	Amended and Restated Bylaws of the Company, dated May 13, 2004 (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-8, filed on July 2, 2004).
4.6	Form of Common Stock Certificate (incorporated by reference to Exhibit 4(e) to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form S-3, filed on April 4, 2001).
5.1	Opinion of Piper Rudnick LLP.*
23.1	Consent of PricewaterhouseCoopers LLP (filed herewith).
23.2	Consent of Piper Rudnick LLP (included in Exhibit 5.1).*
24.1	Power of Attorney (included on signature pages of this Registration Statement).

*To be filed by amendment.

ITEM 17.	UNDERTAKINGS

        The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;
(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.
(4)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) of 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrants hereby undertake that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by a registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greensburg, Commonwealth of Pennsylvania, on the 8th day of December, 2004.

ALLEGHENY ENERGY, INC. BY: /S/ PAUL J. EVANSON —————————————— Name: Paul J. Evanson Title: Chairman, President and Chief Executive Officer

        Each of the undersigned officers and directors of Allegheny Energy, Inc., a Maryland corporation, hereby constitutes and appoints Jeffrey D. Serkes and David B. Hertzog, and each of them, severally, as his or her attorney-in-fact and agent, with full power of substitution and resubstitution, in his or her name and on his or her behalf, to sign in any and all capacities this Registration Statement and any and all amendments (including post-effective amendments) and exhibits to this Registration Statement, any subsequent Registration Statement relating to the same offering which may be filed under Rules 415 or 462(b) under the Securities Act of 1933, as amended, and any and all amendments (including post-effective amendments) and exhibits thereto, and any and all applications and other documents relating thereto, with the Securities and Exchange Commission, with full power and authority to perform and do any and all acts and things whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 8th day of December, 2004.

Signature	Title

/S/ PAUL J. EVANSON —————————— Paul J. Evanson	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)

/S/ JEFFREY D. SERKES —————————— Jeffrey D. Serkes	Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/S/ THOMAS R. GARDNER —————————— Thomas R. Gardner	Vice President and Controller (Principal Accounting Officer)

/S/ H. FURLONG BALDWIN —————————— H. Furlong Baldwin	Director

/S/ ELEANOR BAUM —————————— Eleanor Baum	Director

/S/ CYRUS F. FREIDHEIM, JR. —————————— Cyrus F. Freidheim, Jr.	Director

/S/ JULIA L. JOHNSON —————————— Julia L. Johnson	Director

/S/ TED J. KLEISNER —————————— Ted J. Kleisner	Director

/S/ STEVEN H. RICE —————————— Steven H. Rice	Director

/S/ GUNNAR E. SARSTEN —————————— Gunnar E. Sarsten	Director

/S/ MICHAEL H. SUTTON —————————— Michael H. Sutton	Director

Index to Exhibits

Exhibit Number	Description of Document
4.1	Charter of the Company, as amended September 16, 1997 (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, filed on March 23, 1998).
4.2	Articles Supplementary, dated July 15, 1999 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on July 20, 1999).
4.3	Articles of Amendment, dated March 18, 2003 (incorporated by reference to Exhibit 3.1(c) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, filed on September 25, 2003).
4.4
Articles Supplementary, dated July 19, 2004 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, filed on August 5, 2004).
4.5	Amended and Restated Bylaws of the Company, dated May 13, 2004 (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-8, filed on July 2, 2004).
4.6	Form of Common Stock Certificate (incorporated by reference to Exhibit 4(e) to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form S-3, filed on April 4, 2001).
5.1	Opinion of Piper Rudnick LLP.*
23.1	Consent of PricewaterhouseCoopers LLP (filed herewith).
23.2	Consent of Piper Rudnick LLP (included in Exhibit 5.1).*
24.1	Power of Attorney (included on signature pages of this Registration Statement).

*To be filed by amendment.